UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IronNet, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

Janna Ayoub 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON C5 Investors General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON C5 Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON C5 Capital USA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON C5 Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 6 of 8

Introductory Statement: This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10, 2021 (the “Original Schedule 13D”) and amended through the date hereof (as so amended, the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of IronNet, Inc. (the “Company”). This Amendment No. 2 is being filed by C5 Partners LLC (the “LLC”), C5 Investors General Partner Limited (“GP Limited”), which acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC, and C5 Capital USA LLC, the investment manager of C5 LP (together, the “Reporting Persons”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 30, 2022, an affiliate of the Reporting Persons (“C5”) entered into a $2.0 million secured promissory note with the Company pursuant to which C5 will provide bridge financing to the Company while the parties continue to negotiate the Proposed Transaction (the “C5 Note”). The C5 Note has terms that are substantially similar to the secured promissory notes previously issued by the Company in December 2022 (the “Prior Notes”).

C5 and the Company also agreed to a mutual exclusivity period through January 31, 2023 to seek to negotiate definitive agreements with respect to the Proposed Transaction. Commencement of the exclusivity period was subject to C5 providing the $2.0 million of bridge financing described above and continuation of the exclusivity period past January 9, 2023 to January 31. 2023 is subject to C5 entering into additional promissory notes providing $3.5 million of additional bridge financing by January 9, 2023. The January 31, 2023 expiration date is subject to an automatic extension of an additional seven days if C5 provides additional bridge financing sufficient to fund the Company’s operations for such seven-day period (up to a maximum additional amount of $3.5 million).

The maturity date of the notes is June 30, 2023. The promissory notes are secured by substantially all of the assets of the Company, excluding the Company’s intellectual property pursuant to the terms of a security agreement entered into in conjunction with the promissory notes.

C5, the Company, and the holders of the Prior Notes intend to, within five business days of the issuance of the C5 Note, amend and restate the Prior Notes and the C5 Note to be substantially in the form attached as Exhibit 5 (the “Restated Notes”) and all security agreements to be substantially in the form attached as Exhibit 6 (the “Restated Security Agreements”). The description of the C5 Note and the security agreement are qualified by reference to those exhibits. The foregoing description of the exclusivity agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed herewith as Exhibit 7 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Company’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Company as they deem appropriate.

These actions may include (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company(collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.

Item 5 is restated in its entirety as follows:

Percentage beneficial ownership by each Reporting Person is based upon 103,707,690 shares of Common Stock outstanding as of October 31, 2022, which is the total number of shares outstanding as reported in the Company’s prospectus dated November 28, 2022.

(a), (b)  See the cover page of each Reporting Person.

(c) Except as set forth herein and in the Original Schedule 13D, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to their knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by incorporating the information added to Item 4 by reference.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th 2021 among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on September 9, 2021)
2	Letter to Board of Directors of the Company dated December 22, 2022 (previously filed)
3	Letter from the Company dated December 24, 2022 (previously filed)
4	Letter to Board of Directors of the Company dated December 24, 2022 (previously filed)
5	Promissory Note dated December 30, 2022
6	Security Agreement, dated December 30, 2022
7	Exclusivity Agreement, dated December 28, 2022

CUSIP No. 46323Q105	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

C5 Capital USA LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Chief Executive Officer and Director

C5 Investors General Partner Limited

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Investors LP

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director